

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2015

Via E-Mail
Stephen Long
Chief Legal Officer
Cortendo plc
900 Northbrook Drive, Suite 200
Trevose, PA 19053

> **Re:** **Cortendo plc**
> **Draft Registration Statement on Form F-1**
> **Submitted June 12, 2015**
> **CIK No. 0001634432**

Dear Mr. Long:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Overview, page 1

1. Please define the 505(b)(2) New Drug Application regulatory pathway and briefly describe its importance the first time this term is used. Please also define the terms enantiomer and racemic when each first appears in the prospectus.

Corporate Information, page 5

2. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of auditors in the Republic of Ireland. As a result of this

obstacle, investors in U.S. markets who rely on audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, to the extent your financial statements after the Irish Reorganization will be audited by a firm located in Ireland, please provide risk factor disclosure that states this fact under a separate risk factor heading. Explain that this lack of inspection would prevent the PCAOB from regularly evaluating your Irish auditor's audits and its quality control procedures.

Summary Consolidated Financial Data, page 9

3. Please revise your consolidated statements of operations data table to include pro forma loss per share and pro forma shares outstanding information for 2014 reflecting the pro forma adjustments identified on page 10.

4. Please revise the description of the pro forma transactions reflected in your consolidated balance sheet data to be consistent with those reflected in your capitalization table and elsewhere in your filing. In this regard, at a minimum, please reflect the following:
   - The issuance of 22.7 million shares of your common stock for your acquisition of Aspireo;
   - The Irish reorganization; and
   - Move the pro forma as adjusted description out to the margin under the pro forma adjustment descriptions.

Risk Factors
The drug substance and drug product for our product candidates…, page 28

5. We note your risk factor disclosure that you "are reliant upon single-source third-party contract manufacturing organizations to manufacture and supply the drug substance and drug product and components thereof for [y]our product candidates." Please identify these companies with which you have entered into such contracts and the products to which these contracts relate. Since these are material contracts, discuss the terms of the agreements and file these agreements as exhibits or provide your analysis why they are not required to be filed.

Use of Proceeds, page 51

6. In the bullet points on page 51, please revise to disclose the specific clinical trial phase(s) that you expect you will complete for each drug product candidate currently undergoing clinical trials.

Price Range of Ordinary Shares, page 52

7. Item 9.A.4 of Form 20-F requires certain price history and other market information regarding your equity securities. Please revise to disclose all of the share price information required by Item 9.A.4 of Form 20-F, including ADTV, or other information about volume or trading.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
In-Process Research and Development, page 61

8. You disclose that significant unobservable inputs utilized in the income approach valuation methods include probability of success rates ranging from 57% in Phase 1 to 15% in Phase 3. As generally the probability of success increases as development progresses, please explain to us why your rate appears to decrease.

Business, page 71

9. We note your disclosure regarding your clinical trials and your future plans to file IND's. Please revise your business section disclosure regarding the clinical trials conducted as to each of your drug product candidates, past and present, including trials conducted by other parties to identify the following:
    - Who ran or will run the clinical trial;
    - The location(s) of each clinical trial; and
    - If the trial was conducted or will be conducted within the United States, please also disclose whether an IND was filed and, if so, by whom and when it was filed (rather than the date your IND took effect). If no IND was filed for a clinical study conducted in the United States, please disclose why an IND was not required.

10. Please expand your disclosure in your business section to discuss any material communications from the FDA, including any partial or full clinical holds, and any material actions that you have taken or plan to take in response to the FDA´s communications. If your disclosure is already complete with respect to these items, please advise.

Our Product Candidate Pipeline, Page 74

11. Please expand your product candidate pipeline chart on page 74 to include "Indication" as the heading for the second column from the left.

12. We note the development stage marker in your product candidate pipeline chart on page 74 is the same for COR-004 (Acromegaly) as it is for COR-005 (Acromegaly) even though the anticipated IND meeting with the FDA dates are 2H2015 and 1H2016, respectively. Please adjust your arrows to reflect this difference and make any corresponding changes throughout the prospectus.

Phase 3 Clinical Trial, page 79

13. We note your disclosure that in early discussions with the FDA, they recommended, but did not require, an active control group in your Phase 3 clinical trial of COR-003 and that you decided against such inclusion because it was "not practical." Please expand your disclosure to note any limitations on the usefulness of your study results due to the study lacking an active control group.

In-Licensing and Acquisition Agreements, page 95

14. Please disclose the reason for your estimated $2.9 million payment to the Office of the Chief Scientist of the Israeli Ministry of Economy in connection with your acquisition of DG3173 from Aspireo Pharmaceuticals Ltd.

Intellectual Property
Patents and Proprietary Technology, page 98

15. Please provide a bulleted list of U.S. patents you have already obtained, as well as those patents you expect to obtain in connection with your acquisition from Aspireo Pharmaceuticals, and state their respective type of patent protection, duration and to which drug candidate(s) they relate.

16. Please revise your disclosure to clarify to which drug candidates your pending patent applications relate.

Principal Shareholder, page 120

17. We note that the address for each of your beneficial owners is in the United States. Please include disclosure that states the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Preemption Rights, Share Warrants and Share Options, page 124

18. Please replace the vague term "certain" with substantive disclosure that makes clear the rights that you have opted out of and make clear when your opt-out provisions require renewal.

Enforcement of Judgments, page 190

19. Please revise your disclosure as follows:

- Include discussion of an investor's ability to bring an original action in Ireland based upon U.S. federal securities laws as required by Item 101(g)(1)(iv) of Regulation S-K; and
- Make clear whether your discussion is based upon an opinion of counsel as required by Item 101(g)(2) of Regulation S-K.

Index to Consolidated Financial Statements, page F-1

20. The financial statements you present are those of Cortendo AB. As the Irish Reorganization summarized in the explanatory note following the cover page and on page 5 will happen prior to the effectiveness of your registration statement, please revise your filing to include audited financial statements of Cortendo plc. Otherwise tell us why these financial statements are not required and explain to us how you intend to reflect the

new equity structure after effectiveness in your filing. Separately reference for us the authoritative guidance you rely upon to support your position.

Notes to Consolidated Financial Statements
Note 8: Income taxes, page F-17

21. You attribute the tax benefit you record in 2013 and 2014 to net operating loss and tax credit carryforwards for BioPancreate which offset the deferred tax liability recorded in connection with its acquisition. In the last paragraph on page 66 you indicate that the benefit relates only to U.S. state net operating loss carryforwards. Please revise your disclosure to clarify whether the benefit relates to both net operating loss and tax credit carryforwards. In addition, separately tell us why no apparent benefit is recorded for U.S. federal income taxes and reference for us the authoritative literature you rely upon to support your accounting.

22. Please tell us what the "U.S. and Swedish source losses" reconciling item in the table on page F-19 entails. In your response, please tell us why these losses reduce be benefit recorded and why any Swedish losses would be recorded at anything other than the Swedish statutory rate.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-24

23. Please tell us why you do not present your sale of common stock in February and June 2015 and your transactions with Antisense Therapeutics, Ltd. as separate transactions for which pro forma presentation is warranted consistent with your capitalization presentation on page 53.

24. Please compare and contrast for us your anticipated accounting for the Antisense Therapeutics license agreement and your acquisition of Aspireo Pharmaceuticals Ltd. In this regard, although you will acquire the stock of Aspireo Pharmaceuticals, please tell us why business combination accounting is appropriate when it appears that the only asset you acquired is the rights to the Somatoprim program. Tell us whether the license of COR-004 from Antisense qualifies for business combination accounting and explain why or why not.

Note 2: Pro Forma Adjustments, page F-29

25. Please tell us why it is appropriate to classify the $2.5 million obligation to the OCS as a research and development expense. In your response, please tell us how this obligation meets the definition of research or development under ASC 730-10-20 and how it complies with the elements identified in ASC 730-10-25-2.

Other Comments

26. Please file as many of your exhibits as possible with your next filing, whether that filing is an amendment to your draft registration statement or a publicly-filed Form F-1. Be advised that we will not be able to complete our examination of your offering until such documents are provided.

27. Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

28. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

29. Your exhibit index indicates that you have submitted a confidential treatment request with respect to portions of certain of your exhibits. Please note that our comments on your request for confidential treatment will be provided under separate cover.

   You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Corey Jennings at (202) 551-3258 if you have questions regarding international comments. Please contact Preston Brewer at (202) 551-3969, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ *Bryan J. Pitko* for

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Via E-Mail
       Yvan Claude Pierre, Esq.
       Aron Izower, Esq.
       Reed Smith LLP